Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone : (819) 363-5100
404 Marie-Victorin Blvd.	Fax : (819) 363-5155
P.O. Box 30
Kingsey Falls
(Québec) Canada
J0A 1B0

A NEW V-P MANUFACTURING JOINING

CASCADES BOXBOARD GROUP

KINGSEY FALLS, QUÉBEC, July 5, 2005 – Cascades Inc. (CAS – TSX) is pleased to announce the appointment of Alain Dubuc as Vice-President, Boxboard Manufacturing for its Cascades Boxboard Group, effective July 18, 2005.

Mr. Dubuc currently holds the position of Vice-President, Operations for a leading paperboard and packaging manufacturer and is responsible for seven North American containerboard mills.  A graduate of Laval University with a Bachelor’s Degree in Mechanical Engineering, Mr. Dubuc began his career as an entrepreneur before joining the pulp and paper industry where he has held various management positions within operations.

Commenting on the appointment, Mr. Eric Laflamme, President and Chief Operating Officer - North America for Cascades Boxboard Group stated : “Great challenges await Alain, however, we are confident that his knowledge of the industry as well as his manufacturing and business experience will enable him to achieve his objectives”.

At Cascades, Mr. Dubuc will be responsible for the boxboard mills located in Jonquière (Québec), East Angus (Québec) and Toronto (Ontario) as well as the Cascades FjordCell kraft pulp mill and the Scierie Lemay sawmill both located in the province of Québec (Saguenay region).

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 15,600 men and women who work in some 150 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its clients and thus offer superior performance to its shareholders. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Informations:	Source:

Stephane Mailhot	Mr. Eric Laflamme
Director, Corporate Communications	President and Chief Operating Officer,
Cascades Inc.	North America
(819) 363-5161	Cascades Boxboard Group
STEPHANE_MAILHOT@CASCADES.COM

Marc Jasmin
Director, Investor Relations
Cascades Inc.
(514) 382-3681
MARC_JASMIN@CASCADES.COM